DST Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2003	2002	2001	2000	1999
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$417,707	$310,132	$354,977	$325,318	$207,716
Add:
Fixed Charges	50,328	38,946	31,851	29,351	19,643
Amortization of capitalized interest	167	179	162	118	100
Distributed earnings of equity investees	102	371	49	92	468
Subtract:
Capitalized Interest	(571)	(210)	(1,005)	(852)	(285)
Pretax income as adjusted	$467,733	$349,418	$386,034	$354,027	$227,642
Fixed charges:
Interest expense	$26,877	$13,379	$7,452	$5,561	$5,154
Interest capitalized	571	210	1,005	852	285
	27,448	13,589	8,457	6,413	5,439
Portion of rents representative of an appropriate interest factor	22,880	25,357	23,394	22,938	14,204
Total fixed charges	$50,328	$38,946	$31,851	$29,351	$19,643
Ratio of earnings to fixed charges	9.3	9.0	12.1	12.1	11.6